UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2002

OR

[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934

       For the transition period from                      to

US Airways, Inc. 401(k) Savings Plan
(Full title of the plan)

US Airways Group, Inc.
(Issuer of securities held pursuant to the plan noted above)

2345 Crystal Drive, Arlington, VA 22227
(Address of principal executive offices)

Commission file number: 1-8444

US Airways, Inc.
401(k) Savings Plan

Financial Statements

December 31, 2002 and 2001

(With Independent Auditors' Report Thereon)

US Airways, Inc.
401(k) Savings Plan

Table of Contents
Page
Independent Auditors' Report	1
Financial Statements
Statements of Net Assets Available for Plan Benefits as of December 31, 2002 and 2001	2
Statements of Changes in Net Assets Available for Plan Benefits for the years ended December 31, 2002 and 2001	3
Notes to Financial Statements	4 - 11
Exhibit	12
Signature	12

Independent Auditors' Report

The Plan Administrator and Participants
US Airways, Inc. 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the US Airways, Inc. 401(k) Savings Plan (the Plan), as of December 31, 2002 and 2001, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 10 to the financial statements, US Airways Group, Inc. and its subsidiaries including US Airways, Inc., the Plan's Sponsor, emerged from bankruptcy protection on March 31, 2003.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

July 9, 2003

US Airways, Inc.
401(k) Savings Plan

Statements of Net Assets Available for Plan Benefits
	December 31,
	2002	2001
Assets
Plan interest in Master Trust	$467,146,276	$573,984,217

Receivables:
Participant contributions	896,840	1,155,229
Employer contributions	86,767	117,529

Total receivables	983,607	1,272,758

Total assets	468,129,883	575,256,975

Liabilities
Accrued expenses	32,267	27,785

Total liabilities	32,267	27,785

Net assets available for plan benefits	$468,097,616	$575,229,190
	=========	=========

See accompanying Notes to Financial Statements.

US Airways, Inc.
401(k) Savings Plan
Statements of Changes in Net Assets Available for Plan Benefits
	Years ended December 31,
	2002	2001
Additions to (reductions in) net assets attributable to:
Plan interest in Master Trust - investment loss	$(121,032,517)	$(131,559,081)

Participant contributions	44,443,349	57,805,995
Employer contributions	5,748,736	7,334,559
Rollover contributions	49,486	1,558,456
Total contributions	50,241,571	66,699,010

Net reductions	(70,790,946)	(64,860,071)

Deductions from net assets attributable to:
Benefits paid to participants	36,232,868	18,273,776
Administrative expenses	99,678	205,622
Total deductions	36,332,546	18,479,398
Net decrease	(107,123,492)	(83,339,469)

Net assets available for plan benefits:
Beginning of year	575,229,190	1,318,606,687
Transfers to US Airways, Inc.
401(k) Savings Plan for Pilots	(8,082)	(660,026,659)
Transfer to the US Airways, Inc. Employee Savings Plan	-	(11,369)
End of year	$468,097,616	$575,229,190
	=========	==========

 See accompanying Notes to Financial Statements.

US Airways, Inc.
401(k) Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the US Airways, Inc. 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

(a) General

The Plan is a defined contribution plan intended to be a qualified cash or deferred compensation arrangement under Section 401(k) of the Internal Revenue Code (IRC), as amended and to qualify under Section 401(a) of the IRC. The Plan was established effective September 1, 1988 to provide retirement income to certain employees of US Airways, Inc. (US Airways or the Company). In general, employees of US Airways, who are covered by a collective bargaining agreement which provides for their participation in the Plan, and who have at least 90 days of service, are eligible to participate except for those individuals not covered under the United States income tax laws and those individuals who are participants in another 401(k) plan maintained by US Airways. Specifically, this plan covers flight attendants and mechanics and related employees covered under the agreement between the Company and the International Association of Machinists and Aerospace Workers. Effective April 1, 1999, the Plan was amended to include Shuttle, Inc. flight attendants. Effective January 1, 2001, the Plan was amended to spin-off Plan assets related to pilots into the US Airways, Inc. 401(k) Savings Plan for Pilots (see Note 9). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

US Airways, the plan administrator, is responsible for the content and issuance of the Plan's financial statements. US Airways Group, Inc. (US Airways Group), is the issuer of certain common stock securities held pursuant to investment options under the Plan.

On August 11, 2002, US Airways Group and seven of its domestic subsidiaries (collectively, the Filing Entities), which account for substantially all of the operations of US Airways Group and its subsidiaries, including the Company, filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code (Bankruptcy Code) in the United States Bankruptcy Court for the Eastern District of Virginia, Alexandria Division (Bankruptcy Court). During the pendency of the Chapter 11 cases, the Company continued to operate its business under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the Bankruptcy Code and orders of the Bankruptcy Court. See Note 10 for further discussion on the Company's Chapter 11 filing.

(b) Contributions

Eligible US Airways' employees electing to participate in the Plan make contributions to the Plan via payroll deductions. Each year Plan participants may contribute up to 22 percent of pre-tax and after-tax annual compensation subject to IRC limits, as defined in the Plan, unless the

US Airways, Inc.
401(k) Savings Plan

Notes to Financial Statements
(Continued)

participant is classified as a highly compensated employee, as defined by the IRC. The contribution percentage may not exceed a certain percentage of pre-tax annual compensation, as determined by the plan administrator, if the participant is a highly compensated employee. The amount of contribution that may be made by a participant to the Plan shall be a whole percentage of a participant's compensation. Individual participant contributions for 2002 and 2001 could not exceed the statutory limit of $11,000 and $10,500 per year, respectively.

The Company makes a 50 percent matching contribution each payroll period, up to a maximum of four percent of the participant's compensation for certain participants.

(c) Vesting

Participants are immediately vested in their contributions, plus actual earnings thereon. The Company's matching contributions, plus actual earnings thereon, become 100 percent vested after two years of continuous service.

(d) Investment Options

The Company selects the number and type of investment options available. Fidelity Investments Institutional Operations Company, Inc., the Plan's Recordkeeper, is responsible for maintaining an account balance for each participant. Fidelity Management Trust Company is the Plan Trustee. Each participant instructs the Recordkeeper how to allocate their participant and Company contributions. Participants may invest their contributions in any combination among the investment options available in increments of five percent. If a participant fails to instruct the Recordkeeper on how to allocate the contributions, then their contributions will be invested in a cash equivalent fund.

The Recordkeeper values account balances daily. Each account balance is based on the value of the underlying investments in each account. Generally, participants may elect to change how future contributions are allocated or may transfer current account balances among investment options.

During 2002, the Company offered thirteen investment options in the form of ten individual investment options and three diversified portfolio mixes, which are pre-selected combinations of mutual funds.

On June 27, 2002, the Company appointed Aon Fiduciary Counselors, Inc. as an independent fiduciary to manage the Company's common stock held as in investment in the Plan. In its role as the independent fiduciary, Aon Fiduciary Counselors, Inc. has the authority to continue, restrict, or terminate the investment of Plan assets in the

US Airways, Inc.
401(k) Savings Plan

Notes to Financial Statements
(Continued)

Company's common stock. Effective August 9, 2002, shares in the US Airways Common Stock Fund were unavailable for investment to participants. On March 31, 2003, all outstanding stock of US Airways Group was cancelled.

(e) Participant Withdrawals

All participants can borrow from their account, but may have only one loan outstanding at any given point in time. Participants may borrow from their accounts a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 (reduced by the highest outstanding loan balance from the Plan or any other plan maintained by the Company or a Related Company, defined as any corporation or business, other than an Employer, which would be aggregated with an Employer for a relevant purpose under Section 414 of the IRC, during the preceding twelve month period) or 50 percent of their vested separate account balance and vested interest in all other plans maintained by the Company or a Related Company, as of the date of the loan. Loan transactions are treated as transfers between the investment funds and participant loans receivable. Loan terms cannot exceed five years, except for loans obtained for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing market rates for loans made under similar circumstances, but not less than six percent per annum. Principal and interest are paid ratably through payroll deductions.

Upon approval by the plan administrator, a participant may withdraw his or her contributions from the account if it is determined that the withdrawal is necessary to meet an immediate and heavy financial need of the participant under the deemed hardship standards set forth in the Plan.

   (f) Payment of Benefits

Upon termination of service due to death, disability, retirement or other termination of employment, distributions to a participant or beneficiary are made as soon as reasonably practicable. If the participant's account balance is less than $5,000, a lump sum distribution is automatic upon separation. If the participant's account balance is greater than $5,000, the distribution can be deferred or provided in cash as a lump sum distribution.

(g) Forfeited Accounts

At December 31, 2002 and 2001, forfeited nonvested accounts totaled $158,881 and $37,391, respectively. These accounts are used to reduce future employer contributions. In 2002 and 2001, employer contributions were reduced by $140,217 and $24,667, respectively, from forfeited nonvested accounts.

US Airways, Inc.
401(k) Savings Plan

Notes to Financial Statements
(Continued)

(h) Administrative expenses

Certain administrative expenses of the Plan are paid by US Airways.

2. Summary of Significant Accounting Policies

(a) Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b) Investment Valuation and Income Recognition

Fair values for assets were determined by quoted market values, when available. The Plan presents in the statements of changes in net assets the Plan's interest in Master Trust investment loss, which consists of the realized gains or losses and unrealized appreciation (depreciation), interest and dividends on those investments as well as interest on participant loans. The Plan's investments in guaranteed investment contracts (GICs) are stated at contract value (see Note 4). Purchases and sales of investments are recorded on a trade-date basis. Dividends are recognized on the ex-dividend rate. Interest and dividend income are recorded on the accrual basis.

(c) Payment of Benefits

Benefits are recorded as deductions when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

3. Investment in Master Trust

The assets of the Plan are maintained in a master trust with the assets of several other defined contribution plans sponsored by US Airways. In addition, the assets of certain investment options are commingled with certain assets of other defined contribution plans sponsored by US Airways which are not included in the master trust. The Plan's Recordkeeper separately identifies the assets of each plan participant who has an interest in these commingled funds.

US Airways, Inc.
401(k) Savings Plan

Notes to Financial Statements
(Continued)

The Plan's share of changes in the trust and the value of the trust have been reported to the Plan by the trustee as having been determined through the use of fair values for all assets. As of December 31, 2002 and 2001, the Plan's interest in the master trust was approximately 54.2% and 53.3%, respectively.

      The following table presents the fair or contract values of the investments in the master trust:

	December 31,
	2002	2001
Shares in registered investment companies	$617,657,913	$791,264,416
Shares in money market fund	95,166,811	67,085,095
Guaranteed investment contracts	70,793,152	55,434,216
US government securities and US investment
grade fixed income securities	42,412,417	31,396,620
Participant loans	33,781,754	38,680,407
US Airways Stock	2,346,790	-
US Airways Common Stock Fund	-	92,035,237
Total	$862,158,837 =========	$1,075,895,991 ==========

      Investment loss for the master trust is as follows:

	Years Ended December 31,
	2002		2001
Net depreciation in fair value of investments	$(258,011,129)		$(394,416,500)
Interest	2,968,430		3,012,986
Dividends	10,146,919		16,008,968
Interest income of participant loans	2,941,375		3,546,166
Net investment loss	$(241,954,405 =========	)	$(371,848,380 =========	)

     The Plan's share of investments of the master trust which represent 5% or more of the Plan's net assets were as follows:

	December 31,
	2002	2001
Investments:
Fidelity Magellan Fund	$152,709,721	$205,997,532
Fidelity Equity Income Fund	66,746,101	82,325,904
Fidelity Retirement Gov't Money Market
Portfolio	51,218,818	39,696,914
Fidelity Spartan U.S. Equity Index Portfolio	43,782,042	57,409,490
Fidelity Capital Growth Mix Portfolio	34,902,936	41,439,672
US Airways GIC - Contract Value	29,892,917
US Airways Common Stock Fund		36,874,553

US Airways, Inc.
401(k) Savings Plan

Notes to Financial Statements
(Continued)

4. Investment Contracts with Insurance Companies

The Plan had an interest in a portfolio of Guaranteed Investment Contracts (GICs) with certain insurance companies of $29,892,917 and $22,883,555 at December 31, 2002 and 2001, respectively. The GICs are fully benefit responsive because they provide reasonable access by Plan participants to invested funds. Therefore, in accordance with the American Institute of Certified Public Accountant's Statement of Position 94-4, "Application of Fair Value and Contract Value Reporting for Defined Contribution Plan Investments," the interest in these contracts is disclosed in the financial statements at contract value which equals contributions made, plus accrued interest at the specified rate, less plan withdrawals and administrative expenses. The portfolio's contract value at December 31, 2002 and 2001 was $132,187,301 and $105,520,920, respectively. The average portfolio crediting interest rate was approximately 4.3% and 5.5% at December 31, 2002 and 2001, respectively. The portfolio average yield was approximately 5.0% and 5.8% for the years ended December 31, 2002 and 2001, respectively.

For GICs with variable rates (approximately 90 percent and 83 percent of the portfolio at December 31, 2002 and 2001, respectively, as measured by contract values), crediting rates are reset either quarterly or semi-annually. Crediting rates are determined based upon the yields to maturity of the underlying assets, net of certain origination fees.

No valuation reserves were recognized related to the portfolio as all insurance companies in the portfolio had received an investment grade rating from nationally recognized rating agencies as of December 31, 2002 and 2001. The fair value of the portfolio was $124,690,864 and $107,999,079 at December 31, 2002 and 2001, respectively.

5. Related Party Transactions

Certain Plan investments which total $394,667,445 are managed by the trustee; therefore, these transactions qualify as party-in-interest.

6. Plan Termination

Although it has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA and applicable collective bargaining agreements. Upon termination of the Plan, participants will become 100 percent vested in their accounts. In addition, the following actions shall be taken for the benefit of participants:

(a) As of the termination date, each investment fund and all separate accounts shall be valued. In determining the net worth of the trust there shall be included as a liability such amounts as shall be necessary to pay all expenses in connection with the termination of

US Airways, Inc.
401(k) Savings Plan

Notes to Financial Statements
(Continued)

the trust and the liquidation and distribution of the property of the trust, as well as other expenses, whether or not accrued, and shall include as an asset all accrued income.

(b) All participant accounts must be disposed of in the forms of payment available under the Plan.

7. Reconciliation of Financial Statements to Form 5500

     The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	December 31,
	2002	2001
Net assets available for plan
benefits per the financial
statements	$468,097,616	$575,229,190
Amounts allocated to
withdrawing participants	(35,610)	-
Net assets available for Plan benefits
per the Form 5500	$468,062,006	$575,229,190
	=========	=========

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended
December 31, 2002
Benefits paid to participants per the
financial statements	$36,232,868
Add: Amounts allocated to withdrawing
participants at December 31, 2002	35,610
Less: Amounts allocated to withdrawing
participants at December 31, 2001	-
Benefits paid to participants per the
form 5500	$36,268,478 ========

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

US Airways, Inc.
401(k) Savings Plan

Notes to Financial Statements
(Continued)

8. Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated July 22, 1995, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

9. Transfers

Transfers to the US Airways, Inc. 401(k) Savings Plan for Pilots in 2002 and transfers to the US Airways, Inc. Employee Savings Plan in 2001 represent:

(a)     corrections of insignificant recordkeeping errors, and

(b)     changes in the participants' class or craft, thereby changing the plan for which they are qualified to participate.

The transfer to the US Airways, Inc. 401(k) Savings Plan for Pilots in 2001 represents the transfer of assets related to the spin-off of this Plan (see Note 1(a)).

10. Subsequent Events

The Filing Entities emerged from bankruptcy protection under a Bankruptcy Court approved plan of reorganization, which became effective on March 31, 2003. Among other things, the plan of reorganization provided for full payment of all allowed administrative and priority claims and the distribution of new equity in the reorganized US Airways Group to a new investor, a guarantor of a new debt arrangement, certain lenders, management and labor unions, and unsecured creditors in satisfaction of their allowed claims. Investors in equity of US Airways Group immediately prior to its emergence from bankruptcy protection, including Plan participants, were not entitled to any distribution under the plan of reorganization and their shares of common stock were cancelled.

Exhibit

Designation                                                    Description

     23                                               Consent of Independent Auditors

Signature

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

                                                                                                          US Airways, Inc.
                                                                                                          401(k) Savings Plan

Date: July 14, 2003                                                                            By: /s/ Anita P. Beier
                                                                                                          Anita P. Beier
                                                                                                          Vice President and Controller
                                                                                                          (Chief Accounting Officer)
                                                                                                          US Airways Group, Inc.